Exhibit 99.1

ASCENTAGE PHARMA REPORTS 2025 INTERIM UNAUDITED SIX MONTHS FINANCIAL RESULTS AND BUSINESS UPDATES

●	Product sales from Olverembatinib in the first half of 2025 increased 93% year-over-year to US$30.3 million (RMB217.4 million), primarily attributable to the expansion of NRDL coverage

●	Commenced commercial sales of Lisaftoclax in China, following approval on July 10, 2025 by China’s NMPA for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy including BTK inhibitors

●	Registrational Phase III trial for 1L HR MDS (GLORA-4) cleared by FDA and EMA, and first patients enrolled in Europe and China

●	Completed a top-up placement in July 2025, resulting in US$190.1 million in net proceeds

●	Nine registrational clinical trials are in progress, including three cleared by FDA

●	Chinese (Mandarin) language investor webcast at 9:00 pm EDT on August 20, 2025 / 9:00 am HKT on August 21, 2025, and English language investor webcast at 8:00 am EDT / 8:00 pm HKT on August 21, 2025

ROCKVILLE, MD and SUZHOU, China, August 20, 2025 – Ascentage Pharma Group International (Ascentage Pharma) (NASDAQ: AAPG; HKEX: 6855) (referred hereinto as “Ascentage Pharma,” the “Company,” “we,” “us” or “our”), a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer, today reported its unaudited financial results for the six months ended June 30, 2025, and provided updates on key ongoing clinical programs and commercial activities.

Dr. Dajun Yang, Chairman and Chief Executive Officer of Ascentage Pharma, said, “We reported strong momentum across our business in the first half of 2025, highlighted by the remarkable 93% year-over-year growth in Olverembatinib sales of $30.3 million, driven by expanded National Reimbursement Drug List (NRDL) coverage that has significantly improved patient access in China. In addition, the historic approval of Lisaftoclax in July marks a pivotal milestone as the first Bcl-2 inhibitor to receive conditional approval for chronic lymphocytic leukemia (CLL) / small lymphocytic leukemia (SLL) treatment in China. Our robust pipeline continues to advance with nine registrational clinical trials, all of which are actively ongoing, including three cleared by the FDA, demonstrating our commitment to bringing innovative cancer therapies to patients globally. The successful completion of our financing in July, raising US$190.1 million in net proceeds, strengthens our balance sheet and provides additional resources needed to execute our commercialization strategy and development programs. These achievements highlight our capability to execute globally and our commitment to delivering novel therapies to patients worldwide.”

Key Commercial Product and Pipeline Updates

Olverembatinib (HQP1351) is a novel, next-generation TKI and the first third-generation BCR-ABL1 TKI approved in China for treatment of patients with chronic myeloid leukemia (CML) in chronic-phase (-CP) or CML in accelerated phase (-AP) with T315I mutations, and in CML-CP that is resistant and/or intolerant to first and second-generation TKIs. Since 2021, commercialization of Olverembatinib in China continues to perform well. Additional potential indications for Olverembatinib are being evaluated in ongoing clinical trials.

Commercial progress

●	Revenue from sales of Olverembatinib in China increased 93% to US$30.3 million for the six months ended June 30, 2025, compared to US$15.5 million for the six months ended June 30, 2024.

●	All approved indications for Olverembatinib have been covered since January 2025 by the China’s NRDL, which has bolstered the affordability and accessibility of Olverembatinib.

●	The number of direct-to-patient (DTP) pharmacies and hospitals where Olverembatinib is on formulary reached 782 as of June 30, 2025, a 17% increase compared to June 30, 2024. In particular, the number of hospitals where Olverembatinib is on formulary increased 47% over the same period to 295 hospitals as of June 30, 2025 from 201 hospitals as of June 30, 2024.

Clinical progress

●	Enrollment continues in a registrational Phase III clinical trial of Olverembatinib for the treatment of patients with succinate dehydrogenase (SDH)-deficient gastrointestinal stromal tumor (GIST) who have not responded to prior systemic treatment (POLARIS-3).

●	Enrollment continues in an FDA-cleared registrational Phase III clinical trial of Olverembatinib for previously treated CML-CP patients, both with and without T315I mutation (POLARIS-2).

●	Enrollment continues in a registrational Phase III clinical trial of Olverembatinib in combination with chemotherapy versus imatinib in combination with chemotherapy in patients with newly diagnosed Philadelphia chromosome-positive ALL (Ph+ ALL) (POLARIS-1).

Anticipated progress

●	Plan to seek clearance from the FDA to initiate a registrational Phase III clinical trial of Olverembatinib in newly diagnosed Ph+ ALL patients.

Lisaftoclax (APG-2575) is a novel, oral B-cell lymphoma 2 (Bcl-2) inhibitor developed to treat a variety of hematologic malignancies and solid tumors by selectively blocking Bcl-2 to restore the normal apoptosis process in cancer cells. Lisaftoclax is approved in China for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors and is being evaluated for additional potential indications in ongoing clinical trials.

Commercial progress

●	Lisaftoclax was approved on July 10, 2025, by China’s National Medical Products Administration (NMPA) for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy including BTK inhibitors, which makes Lisaftoclax the first Bcl-2 inhibitor to receive conditional approval and marketing authorization for the treatment of patients with CLL/SLL in China, and the second Bcl-2 inhibitor approved globally. Shortly after the approval, commercial sales of Lisaftoclax commenced in China.

●	Lisaftoclax received its first recommendation in April 2025 in the Chinese Society of Clinical Oncology (CSCO) Guidelines for the Diagnosis and Treatment of Lymphoid Malignancies as a monotherapy for the treatment of patients with relapsed/refractory (R/R) CLL/SLL.

Clinical progress

●	Enrollment continues in a multicenter, registrational Phase III clinical trial of Lisaftoclax in combination with azacitidine for the treatment of patients who are newly diagnosed with higher-risk (HR) myelodysplastic syndrome (MDS) (GLORA-4). GLORA-4 has been cleared by the FDA and EMA and was originally approved by the China CDE in 2024. Currently, the study is enrolling patients globally, with the first patients dosed in Europe and China.

●	Enrollment continues in a registrational Phase III clinical trial of Lisaftoclax for the treatment of newly diagnosed old or unfit patients with acute myeloid leukemia (AML) (GLORA-3).

●	Enrollment continues in a registrational Phase III clinical trial to evaluate Lisaftoclax in combination with the BTK inhibitor acalabrutinib, versus immunochemotherapy in treatment-naïve patients with CLL/SLL (GLORA-2) to validate a fixed duration combination regimen as a first-line treatment.

●	Enrollment continues in an FDA-cleared registrational Phase III clinical trial of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors (GLORA).

●	Enrollment advancing in the Phase 1b/II clinical trials of Lisaftoclax in combination therapies for the treatment of patients with multiple myeloma (MM) in the United States.

Recent Developments

●	Completed a top-up placement of ordinary shares in July 2025, resulting in US$190.1 million in net proceeds.

●	Appointed Dr. Veet Misra as Chief Financial Officer and Eric Huang as Senior Vice President of Global Corporate Development and Finance.

Half Year 2025 Unaudited Financial Results

Revenue for the six months ended June 30, 2025 was US$32.6 million, compared to US$113.4 million for the six months ended June 30, 2024, which represented a decrease of US$80.7 million, or 71.6% on a constant currency basis. The decrease in revenue was primarily due to intellectual property revenue of US$93.4 million recorded during the six months ended June 30, 2024. Product sales of Olverembatinib in China increased by US$14.8 million, or 92.5% on a constant currency basis, to US$30.3 million for the first half of 2025 from US$15.5 million for the six months ended June 30, 2024.

Selling and distribution expenses for the six months ended June 30, 2025 were US$19.2 million, compared to US$12.3 million for the six months ended June 30, 2024, which represented an increase of US$6.9 million, or 53.7% on a constant currency basis. The increase was attributable to expansions in commercialization efforts of Olverembatinib and preparation for anticipated launch of Lisaftoclax.

Research and development expenses for the six months ended June 30, 2025 were US$73.8 million, compared to US$61.1 million for the six months ended June 30, 2024, which represented an increase of US$12.7 million, or 19.0% on a constant currency basis. The increase was attributable to increased external research and development expenses related to our ongoing global clinical trials.

Administrative expenses for the six months ended June 30, 2025 were US$13.9 million, compared to US$12.0 million for the six months ended June 30, 2024, which represented an increase of US$1.9 million, or 14.6% on a constant currency basis. The increase was due to the increase in the consulting fees and agency fees.

Financing costs for the six months ended June 30, 2025 were US$3.9 million, compared to US$4.7 million for the six months ended June 30, 2024, which represented a decrease of US$0.8 million, or 18.4% on a constant currency basis. The decrease was due to lower effective interest rates in relation to bank borrowings.

Other expenses for the six months ended June 30, 2025 were US$5.6 million, compared to US$1.0 million for the six months ended June 30, 2024, which represented an increase of US$4.6 million, or 465.6% on a constant currency basis. The increase was primarily attributable to the increase in fair value loss of contingent consideration related to acquisition of Guangzhou Healthquest Pharma Co., Ltd.

Loss for the six months ended June 30, 2025 was US$82.5 million, compared to the profit of US$22.4 million for the six months ended June 30, 2024. The loss per share attributable to ordinary equity holders was $0.24 per ordinary share for the six months ended June 30, 2025, compared to the earnings per share of $0.08 per ordinary share for the six months ended June 30, 2024.

Cash and bank balances as of June 30, 2025, were US$231.9 million, compared to US$172.8 million as of December 31, 2024, which represented an increase of US$59.1 million, or 31.7% on a constant currency basis. The increase was primarily due to the net proceeds of US$132.5 million from the U.S. initial public offering in January 2025.

Following the top-up placement in July 2025, which resulted in US$190.1 million in net proceeds, these net proceeds together with existing cash and cash equivalents, loan facilities and future sales will enable the Company to fund operating expenses and capital expenditure requirements.

Investor Conference Call and Webcast

Ascentage Pharma will be holding investor webcasts to discuss its six months 2025 unaudited interim results.

Ascentage Pharma will host a Chinese (Mandarin) language investor webcast at 9:00 pm EDT on August 20, 2025 / 9:00 am HKT on August 21, 2025. To access the Chinese language investor event or conference call, please register in advance here.

The English language investor conference call and webcast will be held at 8:00 am EDT / 8:00 pm HKT on August 21, 2025. To access the English language webcast, please register in advance here. The webcast replay for English language conference call and presentation will also be available on the News & Events page of the Ascentage Pharma website.

Statement Regarding Unaudited Financial Information

This press release includes unaudited condensed consolidated financial information as of and for the six months ended June 30, 2025, which has not been audited by the Company’s auditors. The unaudited information for the six months ended June 30, 2025, is preliminary, based on the information available at this time and subject to changes in connection with the completion of the review of the Company’s financial statements. As such, the Company’s actual results and financial condition as reflected in the financial statements that will be included in the Company’s Annual Report on Form 6-K, may be adjusted or presented differently from the financial information herein and the variations could be material. The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with IFRS accounting standard as issued by the International Accounting Standards Board and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Currency and Exchange Rate Information

Unless otherwise indicated, translations from RMB to U.S. dollars for the six months ended June 30, 2025 and 2024 and as at December 31, 2024 are made at RMB7.1636 to US$1.00, RMB 7.2672 to US$1.00 and RMB 7.2993 to US$1.00, representing the noon buying rate in the City of New York, as certified by the Federal Reserve Bank of New York, on June 30, 2025, June 28, 2024 and December 31, 2024, respectively. Ascentage Pharma makes no representation that the RMB or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The company has built a rich pipeline of innovative drug products and candidates that include inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53 and next-generation kinase inhibitors.

The Company’s first approved product, Olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). Ascentage Pharma is currently conducting an FDA-cleared registrational Phase III trial, called POLARIS-2, of Olverembatinib for CML, as well as registrational Phase III trials for patients with newly diagnosed Ph+ ALL, called POLARIS-1, and SDH-deficient GIST patients, called POLARIS-3.

The Company’s second approved product, Lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax has been approved by China’s National Medical Products Administration (NMPA) for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA-cleared GLORA study of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with AML; and the FDA-cleared GLORA-4 study in patients with newly diagnosed HR MDS.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Cautionary note regarding forward-looking statements” in its Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited it has made or it makes from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this press release do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations:

Hogan Wan, Head of IR and Strategy

Ascentage Pharma

Hogan.Wan@ascentage.com

+86 512 85557777

Stephanie Carrington

ICR Healthcare

AscentageIR@icrhealthcare.com

+1 (646) 277-1282

Media Relations:

Jon Yu

ICR Healthcare

AscentagePR@icrhealthcare.com

+1 (646) 677-1855

Ascentage Pharma Group International

Condensed consolidated statements of profit or loss

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

	For the Six Months Ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUE
Intellectual property	-	678,416	-	-
Products	129,533	124,823	212,874	29,716
Others	13,168	20,507	20,825	2,907
Total revenue	142,701	823,746	233,699	32,623

Cost of sales
Products	(18,154)	(14,158)	(20,659)	(2,884)
Others	-	(901)	(991)	(138)
Total cost of sales	(18,154)	(15,059)	(21,650)	(3,022)

Gross profit	124,547	808,687	212,049	29,601

Other income and gains	17,021	17,346	36,661	5,118
Selling and distribution expenses	(83,319)	(89,637)	(137,787)	(19,234)
Administrative expenses	(91,340)	(86,988)	(99,685)	(13,915)
Research and development expenses	(309,814)	(444,079)	(528,561)	(73,784)
Other expenses	(4,175)	(7,106)	(40,192)	(5,612)
Finance costs	(52,719)	(34,076)	(27,798)	(3,880)
Share of profit/(loss) of a joint venture	196	(1,252)	1	-

(LOSS)/PROFIT BEFORE TAX	(399,603)	162,895	(585,312)	(81,706)

Income tax expense	(2,746)	(69)	(5,512)	(770)

(LOSS)/PROFIT FOR THE PERIOD	(402,349)	162,826	(590,824)	(82,476)

Attributable to:
Ordinary equity holders of the Company	(402,351)	163,001	(590,768)	(82,468)
Non-controlling interests	2	(175)	(56)	(8)

	(402,349)	162,826	(590,824)	(82,476)
(LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic	(1.47)	0.56	(1.73)	(0.22)
Diluted	(1.47)	0.55	(1.73)	(0.22)

Ascentage Pharma Group International

Condensed consolidated statements of comprehensive loss

(Amounts in thousands of Renminbi and U.S. dollar, except for number of shares and per share data)

	For the Six Months Ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
(LOSS)/PROFIT FOR THE PERIOD	(402,349)	162,826	(590,824)	(82,476)

OTHER COMPREHENSIVE INCOME/(LOSS)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	(699)	40	1,095	153
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of the Company	40,479	2,229	(2,035)	(284)
OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD, NET OF TAX	39,780	2,269	(940)	(131)
TOTAL COMPREHENSIVE (LOSS)/INCOME FOR THE PERIOD	(362,569)	165,095	(591,764)	(82,607)

Attributable to:
Ordinary equity holders of the Company	(362,571)	165,270	(591,708)	(82,599)
Non-controlling interests	2	(175)	(56)	(8)

	(362,569)	165,095	(591,764)	(82,607)

Ascentage Pharma Group International

Condensed consolidated statements of financial position

(Amounts in thousands of Renminbi and U.S. dollar, except for number of shares and per share data)

	As at
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
NON-CURRENT ASSETS
Property, plant and equipment	849,450	821,201	114,635
Right-of-use assets	56,109	50,760	7,086
Goodwill	24,694	24,694	3,447
Other intangible assets	75,998	70,994	9,910
Investment in a joint venture	32,717	32,718	4,567
Financial assets at fair value through profit or loss (“FVTPL”)	1,141	4,617	645
Deferred tax assets	44,236	33,385	4,660
Other non-current assets	59,303	99,055	13,828

Total non-current assets	1,143,648	1,137,424	158,778

CURRENT ASSETS
Inventories	6,597	8,591	1,199
Trade receivables, net	83,143	78,362	10,939
Prepayments, other receivables and other assets	123,211	160,313	22,379
Cash and bank balances	1,261,211	1,661,454	231,930

Total current assets	1,474,162	1,908,720	266,447

CURRENT LIABILITIES
Trade payables	91,966	118,676	16,567
Other payables and accruals	258,098	249,358	34,808
Contract liabilities	37,485	37,485	5,233
Interest-bearing bank and other borrowings	779,062	833,783	116,392

Total current liabilities	1,166,611	1,239,302	173,000

NET CURRENT ASSETS	307,551	669,418	93,447

TOTAL ASSETS LESS CURRENT LIABILITIES	1,451,199	1,806,842	252,225

Ascentage Pharma Group International

Condensed consolidated statements of financial position

(Amounts in thousands of Renminbi and U.S. dollar, except for number of shares and per share data)

	As at
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
NON-CURRENT LIABILITIES
Contract liabilities	248,460	229,628	32,055
Interest-bearing bank and other borrowings	889,4351	882,382	123,176
Deferred tax liabilities	5,368	-	-
Deferred income	27,500	6,500	907
Other non-current liabilities	6,274	12,423	1,734

Total non-current liabilities	1,177,037	1,130,933	157,872

TOTAL LIABILITIES	2,343,648	2,370,235	330,872

EQUITY
Equity attributable to ordinary equity holders of the Company
Ordinary shares (par value of US$0.0001 per share as of December 31, 2024 and June 30, 2025; 315,224,993 and 348,999,320 shares authorized, issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	214	239	33
Treasury shares	(8)	(2,960)	(413)
Share premium	6,545,129	7,546,108	1,053,396
Capital and reserves	(384,515)	(389,056)	(54,310)
Exchange fluctuation reserve	(126,071)	(127,011)	(17,730)
Accumulated losses	(5,770,555)	(6,361,323)	(888,006)
	264,194	665,997	92,970

Non-controlling interests	9,968	9,912	1,383

Total equity	274,162	675,909	94,353